EXHIBIT 12


                   FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES

               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES


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

                                                                 Year Ended August 31
                                          1991           1992           1993           1994            1995
                                                           (Dollars in Thousands)
Pretax Income (Loss) . . . . . . . .   $  50,166      $  70,504      $ (36,833)     $  78,766       $ 197,641

Minority Interest in Income of
  Consolidated Subsidiary
  that has Fixed Charges  . . . . . .       -0-             -0-            865            333           9,793

Minority Interest in
  Loss of Consolidated
  Subsidiary      . . . . . . . . . .       -0-             -0-            (37)        (4,855)           -0-

Equity Interest in Loss (Income)
  (Earnings less distributions)
  of Less-than-Fifty
  Percent Owned
  Investees       . . . . . . . . . .        856          2,341          1,007            603            (623)

Total Fixed Charges
  (excluding interest
  capitalized)    . . . . . . . . . .     54,443         47,719         55,268         64,383          67,356

Earnings          . . . . . . . . . .  $ 105,465      $ 120,564      $  20,270      $ 139,230       $ 274,167

Fixed Charges:
  Interest (including
     amounts
     capitalized)   . . . . . . . . .  $  42,481      $  34,426      $  43,873      $  51,842       $  54,582

  Estimated Interest
     Component
     of Rentals   . . . . . . . . . .     12,290         13,293         13,006         12,898          13,494

     Total Fixed Charges  . . . . . .  $  54,771      $  47,719      $  56,879      $  64,740       $  68,076

Ratio of Earnings to
  Fixed Charges   . . . . . . . . . .        1.9            2.5            0.4            2.2            4.03

Earnings Inadequate
  to Cover
  Fixed Charges   . . . . . . . . . .                                $  36,609
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